UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469108

(CUSIP Number)

BB Biotech AG

Ivo Betschart

Vordergasse 3

CH-8200 Schaffhausen, Switzerland

+41 44 267 67 21

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech AG
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,374,927(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,374,927(1)
11.	Aggregate amount beneficially owned by each reporting person 3,374,927(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 7.9%(1)
14.	Type of reporting person HC, CO

(1)	The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

The percentage is calculated based upon 42,456,778 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding; (ii) an aggregate of 2,797,130 shares of Common Stock issuable upon exercise of the Warrants and the New Warrants (each as defined in this Schedule 13D); and (iii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 79.3%.

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Biotech Growth N.V.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Curacao
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,374,927(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,374,927(1)
11.	Aggregate amount beneficially owned by each reporting person 3,374,927(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 7.9%(1)
14.	Type of reporting person CO

(1)	The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

The percentage is calculated based upon 42,456,778 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding; (ii) an aggregate of 2,797,130 shares of Common Stock issuable upon exercise of the Warrants and the New Warrants (each as defined in this Schedule 13D); and (iii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) (as defined in this Schedule 13D) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 79.3%.

Schedule 13D (Amendment No. 5)

EXPLANATORY NOTE: This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), initially filed by the Reporting Persons with the SEC on June 03, 2011 (together with all amendments thereto, this “Schedule 13D”).

Each capitalized term used and not defined herein shall have the meaning assigned to such term in prior amendments to this Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 2. Identity and Background

The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Growth are set forth on Schedule A hereto, which is incorporated herein by reference.

The final paragraph of Item 2 is hereby amended to read as follows:

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act, to the extent required. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

On February 14, 2014 (the “Initial Closing Date”), the Issuer entered into that certain Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B-2 Purchase Agreement”), dated as of February 14, 2014, with the investors referenced therein (the “Series B-2 Investors”), pursuant to the terms of which the Issuer issued to the Series B-2 Investors (i) an aggregate of 415,987 shares (the “Series B-2 Shares”) of its Series B-2 Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,039,969 shares of Common Stock (the “New Warrants” and together with the Series B-2 Shares, the “Series B-2 Securities”). Such Series B-2 Securities were issued in two closings in connection with the consummation of the Initial Closing contemplated by the Series B-2 Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of approximately $26 million. The issuance of the Series B-2 Securities resulted in an adjustment to the conversion price (the “Subsequent Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock is convertible into shares of Common Stock. As a result of the Subsequent Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock was reduced from $7.627 to $7.464. Accordingly, each share of Series A-1 Stock is convertible into approximately 10.908 shares of Common Stock. As a result, the previously reported 122,820 shares of the Series A-1 Stock held by the Reporting Persons are now convertible into 1,339,764 shares of Common Stock.

In connection with the Series B Stock Purchase Agreement, the Reporting Persons purchased 65,125 shares of the Issuer’s Series B-2 Convertible Preferred Stock, par value $.0001 per share (the “Biotech Growth Series B-2 Shares”), and a Warrant to purchase an additional 162,813 shares of Common Stock of the Issuer (the “Biotech Growth B-2 Warrant”) for an aggregate purchase price of $3,999,977.50. The Biotech Growth Series B-2 Shares are convertible into 651,250 shares of Common Stock. The source of the funds for this purchase was the working capital of BB Biotech.

The final paragraph of Item 3 is hereby amended to read as follows:

Following the Merger, the Short-Form Merger and the transactions reported in the Schedule 13D and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer (the “Preferred Stock”) and the exercise of the Biotech Growth Warrant and the Biotech Growth New Warrant, Biotech Growth would own 3,374,927 shares of Common Stock (the “Biotech Growth Shares”), which includes 1,339,764 shares of Common Stock issuable to Biotech Growth upon the conversion of 122,820 Series A-1 Shares, 976,880 shares of Common Stock issuable to Biotech Growth upon the conversion of 97,688 Series B-1 Shares, 244,220 shares of Common Stock issuable to Biotech Growth upon the exercise of the Biotech Growth Warrant, 651,250 shares of Common Stock issuable to Biotech Growth upon the conversion of the 65,125 Series B-2 Shares and 162,813 shares of Common Stock issuable to Biotech Growth upon the exercise of the Biotech Growth New Warrant.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Assuming the conversion of the Preferred Stock, the exercise of the Biotech Growth Warrant and the exercise of the Biotech Growth New Warrant, Biotech Growth is the record owner of the Biotech Growth Shares. To the best knowledge of BB Biotech and Biotech Growth, no director or executive officer of BB Biotech or Biotech Growth owns any shares of the Common Stock or Preferred Stock.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto. The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 42,456,778 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding; (ii) an aggregate of 2,797,130 shares of Common Stock issuable upon exercise of the Warrants and the New Warrants; and (iii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

Schedule B attached to this Schedule 13D sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B-2 Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Biotech Growth is a party to the Fourth Amended and Restated Stockholders’ Agreement, dated February 14, 2014, by and among the Issuer and the stockholders party thereto (the “Fourth Restated Stockholders’ Agreement”), which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014 and incorporated by reference herein. The Fourth Restated Stockholders’ Agreement amends and restates that certain Third Amended and Restated Stockholders’ Agreement, dated April 23, 2013, by and among the Issuer and the stockholder parties thereto.

To the best knowledge of BB Biotech and Biotech Growth, no executive officers or directors of either BB Biotech or Biotech Growth is a party to any other contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer (including shares of Common Stock), finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1	–	Agreement regarding joint filing of Schedule 13D*

Exhibit 7	–	Series B-2 Convertible Preferred Stock and Warrant Purchase Agreement, dated as of February 14, 2014, among the Issuer and the investors referenced therein**

Exhibit 8	–	Fourth Amended and Restated Stockholders’ Agreement dated February 14, 2014, by and among the Issuer and the stockholders party thereto**

*	Previously filed as an exhibit to BB Biotech and Biotech Growth’s Schedule 13D filed with the SEC on June 3, 2011.
**	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date:	5th March 2014	By:	/s/ Michael Hutter
Signatory Authority

		Name:	Michael Hutter

		Title:	Signatory Authority

Date:	5th March 2014	By:	/s/ Ivo Betschart
Signatory Authority

		Name:	Ivo Betschart

		Title:	Signatory Authority

Biotech Growth N.V.

Date:	5th March 2014	By:	/s/ Michael Hutter
Signatory Authority

		Name:	Michael Hutter

		Title:	Signatory Authority

Schedule A

NAME	CITIZENSHIP	RESIDENCE OR BUSINESS ADDRESS	POSITION WITH COMPANY/ PRESENT PRINCIPAL OCCUPATION

BB Biotech AG

Dr. Erich Hunziker	Swiss citizen	Vordergasse 3, 8200 Schaffhausen Switzerland	Chairman and Director

Dr. Clive Meanwell	U.S. and UK citizen	Vordergasse 3, 8200 Schaffhausen Switzerland	Vice Chairman and Director

Prof. Dr. Dr. Klaus Strein	German citizen	Vordergasse 3, 8200 Schaffhausen Switzerland	Director

Biotech Growth N.V.

Dr. Clive Meanwell	U.S. and UK citizen	Snipweg 26 Curacao	Statutory Director

Rudy Anthony Edwin Le Blanc	Dutch citizen	Snipweg 26 Curacao	Statutory Director

Hugo Jan van Neutegem	Dutch citizen	Snipweg 26 Curacao	Statutory Director

SCHEDULE A

Schedule B

Certain Information Regarding the Separately Filing Group Members1

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Beneficial Ownership	Voting % of Outstanding Shares
MPM Bioventures III L.P.	381,279	30.9%	1.0%
MPM Bioventures III-QP, L.P.	5,670,881	87.0%	14.3%
MPM Bioventures III GMBH & Co. Beteiligungs KG	479,246	36.0%	1.2%
MPM Bioventures III Parallel Fund, L.P.	171,219	16.8%	0.4%
MPM Asset Management Investors 2003 BVIII LLC	109,756	11.4%	0.3%
MPM Bio IV NVS Strategic Fund, L.P.	3,975,568	82.5%	10.0%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	3,129,509	78.1%	7.9%
HealthCare Ventures VII, L.P.	2,492,702	75.8%	6.3%
OBP IV — Holdings LLC	2,003,242	69.9%	5.1%
mRNA II - Holdings LLC	20,069	2.2%	0.1%
BB Biotech Ventures II, L.P.	2,517,033	74.9%	6.3%
Scottish Widows (Healthcare PE)	834,511	48.7%	2.1%
Raymond F. Schinazi	63,934	7.4%	0.2%
David E. Thompson Revocable Trust	22,604	2.5%	0.1%
H.Watt Gregory, III	15,280	1.7%*	0.0%
The Richman Trust Dated 2/6/83, Douglas D. Richman, Co-Trustee and Eva A. Richman, Co-Trustee	8,177	0.9%	0.0%
The Breining Family Trust Dated August 15, 2003	4,659	0.5%	0.0%
Dr. Dennis A. Carson	533	0.1%	0.0%
The Jonnie K. Westbrook Revocable Trust, Dated March 17, 2000, Jonnie K. Westbrook, Trustee	363	0.0%	0.0%
Nordic Bioscience Clinical Development VII A/A	5,025,540	85.1%	12.7%
Brookside Capital Partners Fund, L.P.	2,153,834	72.8%	5.4%

[1]	All references to the number of shares outstanding are based upon 39,659,648 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 879,370 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 38,780,278 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Subsequent Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 26, 2014, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2014, and as disclosed to the Reporting Persons by the Issuer separately. The Warrants and the New Warrants have been excluded from the calculation of (i) the outstanding shares (as converted) and (ii) the voting percentage of outstanding shares in Schedule B. Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D). Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(2)	See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

SCHEDULE B

Ipsen Pharma SAS	188,998	17.7%		0.5%
F2 Biosciences III L.P.	3,256,270	82.2%		8.2%
F2 Biosciences IV L.P.	2,279,380	76.4%		5.7%
F2 Bio Ventures V L.P.	1,107,130	61.1%		2.8%
Stavros C. Manolagas	91,040	10.4%		0.2%
Michael Rosenblatt	44,803	5.1%		0.1%
Patricia Rosenblatt	43,028	4.89%		0.1%
Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for Stephan K. Potts dated 6-15-05	20,291	4.8%		0.1%
John Thomas Potts MD	48,942	5.6	%**	0.1%
John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999	40,438	4.6%		0.1%
John A. Katzenellenbogen PhD	15,627	1.8%		0.0%
Bart Henderson	30,468	3.5%		0.1%
Board of Trustees of the University of Arkansas	17,333	2.0%		0.0%
Ben Lane	8,125	0.9%		0.0%
Ruff Trust, F. Bronson Van Wyck, Trustee	5,487	0.6%		0.0%
H2 Enterprises, LLC	5,124	0.6%		0.0%
Hostetler Family Trust UTD 3/18/92, Karl Y. Hostetler and Margaretha Hostetler, Co-Trustees	8,195	0.9%		0.0%
Stavroula Kousteni, Ph.D.	421	0.0%		0.0%
Robert L. Jilka, Ph.D.	572	0.1%		0.0%
Robert S. Weinstein, M.D.	421	0.0%		0.0%
Teresita M. Bellido, Ph.D.	234	0.0%		0.0%
Chris Glass	1,332	0.2%		0.0%
Dotty McIntyre, RA	891	0.1%		0.0%
Thomas E. Sparks, Jr.	883	0.1%		0.0%
Sam Ho	833	0.1%		0.0%
O’Brien Living Trust	140	0.0%		0.0%
Alwyn Michael Parfitt, M.D.	280	0.0%		0.0%
Barry Pitzele	266	0.0%		0.0%
Benita S. Katzenellenbogen, Ph.D.	187	0.0%		0.0%
Kelly Colbourn	102	0.0%		0.0%
Julie Glowacki, Ph.D.	93	0.0%		0.0%
Socrates E. Papapoulos, M.D.	93	0.0%		0.0%
Tonya D. Smith	66	0.0%		0.0%
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000, Kent C. Westbrook, Trustee	46	0.0%		0.0%
Maysoun Shomali	2,383	0.3%		0.0%
Guerriero, Jonathan	14,666	1.7%		0.0%
Grunwald, Maria	13,634	1.6%		0.0%
Sullivan, Kelly	937	0.1%		0.0%
Welch, Kathy	9,050	1.0%		0.0%
Richard Lyttle	66,666	47.9	%***	1.9%
Louis O’Dea	193,087	22.0%		0.5%
Brian Nicholas Harvey	30,000	21.6	%****	0.6%
Christopher Miller	63,853	7.3%		0.2%

*	Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.

SCHEDULE B

**	Calculation of beneficial ownership percentage includes 23,048 options to purchase Common Stock anticipated to be exercisable within 60 days of February 15, 2014.
***	Calculation of beneficial ownership percentage includes 680,317 options to purchase Common Stock anticipated to be exercisable within 60 days of February 15, 2014.
****	Calculation of beneficial ownership percentage includes 203,432 options to purchase Common Stock anticipated to be exercisable within 60 days of February 15, 2014.

SCHEDULE B